UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

BROADVISION, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

111412 10 2

(CUSIP Number)

Vector Capital Corporation, Bravo Holdco
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone:  (415) 293-5000
Attn:  Christopher Nicholson

with a copy to:

Michael J. Kennedy
O’Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111412 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 shares of Common Stock (see Items 3, 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock (see Items, 3, 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (see Items, 3, 4 and 5)

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bravo Holdco

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock (see Items 3, 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (see Items 3, 4 and 5)

14.	Type of Reporting Person (See Instructions) OO

This Third Amended Statement (this “Third Amended Statement”) to the initial Schedule 13D filed with the Securities and Exchange Commission on behalf of Vector Capital Corporation, a Delaware corporation (“Vector Capital”), and Bravo Holdco, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Bravo Holdco” and, together with Vector Capital, the “Reporting Persons”) on August 4, 2005 (the “Initial Statement”) as amended pursuant to the first amendment thereto on August 15, 2005 (the “First Amended Statement”) and pursuant to the second amendment thereto on November 3, 2005 (the “Second Amended Statement,” and together with the First Amended Statement and the Initial Statement, the “Prior Statements”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Prior Statements by adding the information set forth below to the items indicated.  Unless otherwise stated herein, all capitalized terms used in this Third Amended Statement have the same meanings as those set forth in the Prior Statements.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as follows:

On November 18, 2005, BroadVision, Bravo Holdco and Merger Sub entered into a Mutual Termination Agreement (the “Termination Agreement”), terminating the Merger Agreement.  The Termination Agreement is filed as Exhibit 99.6 hereto and is incorporated herein by reference.  This description of the Termination Agreement contained in this Item 3 is qualified in its entirety by reference to the full text of the Termination Agreement.

As a result of the termination of the Merger Agreement, the Voting Agreement with Dr. Chen has terminated in accordance with its terms. As a consequence, neither Vector Capital nor Bravo Holdco has any interest in the securities of BroadVision over which either Vector Capital or Bravo Holdco may have been deemed to have had beneficial ownership as reported in the Prior Statements.

Item 4.	Purpose of Transaction
Item 4 is hereby supplemented by reference to Item 3 in this Third Amended Statement, which is incorporated herein in its entirety, and supplemented as follows:

On November 18, 2005, Vector III, BroadVision and Dr. Chen entered into a Transfer Agreement (the “Chen Transfer Agreement”), pursuant to which Dr. Chen agreed to acquire from Vector III through a limited liability company that is wholly owned by Dr. Chen all of Vector III’s rights, title and interest in, to and under all of the Notes held by Vector III, effective November 21, 2005.  A form of the Chen Transfer Agreement is filed as Exhibit 99.7 hereto and is incorporated herein by reference.  This description of the Chen Transfer Agreement contained in this Item 3 is qualified in its entirety by reference to the full text of the Chen Transfer Agreement.

The Reporting Persons have no plans or proposals with respect to any of the securities of BroadVision.
Item 5.	Interest in Securities of the Issuer
Item 5 is hereby supplemented by reference to Item 3 and Item 4 in this Third Amended Statement, which are incorporated herein in their entirety, and supplemented as follows:
The Reporting Persons expressly disclaim any interest in any of the securities of BroadVision.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby supplemented as follows:

Reference is made to the Termination Agreement and the Chen Transfer Agreement described in Item 3 and Item 4, respectively, of this Third Amended Statement. The description of such agreements herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, a form of which is attached hereto as Exhibit 99.6, and the Chen Transfer Agreement, a form of which is attached hereto as Exhibit 99.7.

Item 7.	Material to Be Filed as Exhibits
99.6 Form of Termination Agreement dated as of November 18, 2005.
99.7 Form of Chen Transfer Agreement dated as of November 18, 2005.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2005
VECTOR CAPITAL CORPORATION

	By:	/s/ Christopher Nicholson
	Name:	Christopher Nicholson
	Title:	Authorized Person

BRAVO HOLDCO

	By:	/s/ Christopher Nicholson
	Name:	Christopher Nicholson
	Title:	Director

INDEX TO EXHIBITS

Exhibit Number	Document

1	Joint Filing Agreement dated August 4, 2005 among Vector Capital Corporation and Bravo Holdco (incorporated herein by reference to the Reporting Persons’ Schedule 13D filed on August 4, 2005).

99.1.

Agreement and Plan of Merger dated as of July 25, 2005 by and among BroadVision, Bravo Holdco and Merger Sub (incorporated herein by reference to the Reporting Persons’ Schedule 13D filed on August 4, 2005).

99.2.

Voting Agreement dated as of July 25, 2005 by and between Bravo Holdco and Dr. Chen and the Pehong Chen and Adele W. Chi Trustees, The Chen Family Trust dated 1/15/93 (incorporated herein by reference to the Reporting Persons’ Schedule 13D filed on August 4, 2005).

99.3

Amendment to Voting Agreement and Proxy dated as of August 15, 2005 by and between Bravo Holdco and Dr. Chen and the Pehong Chen and Adele W. Chi Trustees, The Chen Family Trust dated 1/15/93 (incorporated herein by reference to the Reporting Persons’ First Amended Schedule 13D filed on August 15, 2005).

99.4	Form of Transfer Agreement dated as of October 28, 2005 (incorporated herein by reference to the Reporting Persons’ Second Amended Schedule 13D filed on November 3, 2005).

99.5	Form of Consent Agreement dated as of October 28, 2005 (incorporated herein by reference to the Reporting Persons’ Second Amended Schedule 13D filed on November 3, 2005).

99.6	Form of Termination Agreement dated as of November 18, 2005.

99.7	Form of Chen Transfer Agreement dated as of November 18, 2005.